

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Srinivasan Venkatakrishnan
Executive Director, Finance
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg, South Africa 2001

> **Re:** **AngloGold Ashanti Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 20, 2006**
> **File No. 1-14846**

Dear Mr. Venkatakrishnan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating and Financial Review and Prospects, page 113

5F. Tabular Disclosure of Contractual Obligations, page 159

1. Your table of contractual obligations excludes amounts related to derivatives, environmental rehabilitation, and pensions. Item 5F. of the Form 20-F requires the tabular presentation to include other long-term liabilities that are reflected on your balance sheet, and if necessary, the table may be accompanied by footnotes to describe provisions that create, increase, or accelerate obligations, or other pertinent data necessary for an understanding of the timing and amount of your

specified obligations. Please revise your table accordingly, or tell us why you believe such guidance is not applicable.

Note 4. Significant Accounting Policies, page F-12

4.20 Financial Instruments, page F-20

2.   Within your discussion of the cash flow presentation of derivative instruments, you state that "Contracts that contain 'off-market' terms that result in the outflow of cash at inception are analogous to lending activities and, as such, are treated as investing activities."   SFAS 149 amended SFAS 95 to include part d of paragraph 20 which explains that a distribution to the counterparty of a derivative instrument that includes a financing element at inception should be reported as a cash outflow within financing activities. Given this guidance, please tell us why you believe your presentation of cash outflows related to off-market derivative transactions is appropriate.

Financial Statements

General

3.   Please note that the comments below pertain to both sets of financial statements provided in accordance with Rule 3-09 of Regulation S-X.

Note 2 – Significant Accounting Policies

2.21 Taxation – page F-96

4.   Please expand your accounting policy disclosure to provide your policy for recognizing deferred taxes associated with decommissioning assets and liabilities arising from your capital projects. Please provide a similar policy discussion related to financing leases. To the extent you believe these amounts fall within the scope of the initial recognition exemption in IAS 12, please provide a clear indication in your policy.

Note 22 – Reconciliation to U.S. GAAP

5.   We note your policy regarding your accounting for exploration costs. Please explain why no U.S. GAAP adjustment exists relative to exploration costs. Note that under U.S. GAAP, exploration costs are expensed as incurred regardless of the stage of a project's development or the existence of reserves.

6.   We note your Statement of Cash Flows prepared using IFRS reconciles profit
        before tax to operating cash flows. Please provide a Statement of Cash Flows for
        U.S. GAAP purposes that reconciles to Net Income.

Engineering Comments

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director